TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC, V6E 3X2

T: 604.683.3850

F: 604.688.8479

ACAL Group

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

INDEPENDENT AUDITORS’ REPORT

To:

the Shareholders of

Teryl Resources Corp.

We have  audited  the accompanying  consolidated  financial statements  of Teryl  Resources  Corp.  (“the  Company”),  which  comprise the  consolidated  balance  sheets  as  at  May  31,  2011  and  2010,  and  the  consolidated  statements  of loss,  comprehensive  loss  and deficit  and  cash  flows  and  shareholders’  equity  for  the  years  then  ended,  and  a  summary  of  significant  accounting  policies  and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with

Canadian  generally  accepted  accounting  principles,  and  for  such  internal  control  as  management  determines  is  necessary  to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our  responsibility  is  to  express  an  opinion  on  these  consolidated  financial  statements  based  on  our  audits.  We  conducted  our audits  in  accordance  with  Canadian  generally  accepted  auditing  standards  and  the  standards  of  the  Public  Company  Accounting

Oversight  Board  (United  States)  (“PCAOB”).  Those  standards  require  that  we  comply  with  ethical  requirements  and  plan  and perform  the  audit  to  obtain  reasonable  assurance  about  whether  the  consolidated  financial  statements  are  free  from  material misstatement.

An  audit  involves  performing  procedures  to  obtain  audit  evidence  about  the  amounts  and  disclosures  in  the  financial  statements.

The  procedures  selected  depend  on  the  auditor's  judgment,  including  the  assessment  of  the  risks  of  material  misstatement  of  the financial  statements,  whether  due  to  fraud  or  error.  In  making  those  risk  assessments,  the  auditor  considers  internal  control

relevant  to  the  entity's  preparation  and  fair  presentation   of  the  financial  statements  in  order  to  design  audit  procedures  that  are appropriate  in  the  circumstances,  but  not  for  the  purpose  of  expressing  an  opinion  on  the  effectiveness  of  the  entity's  internal control.  An  audit  also  includes  evaluating  the  appropriateness  of  accounting  policies  used  and  the  reasonableness  of  accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teryl Resources

Corp. as at May 31, 2011 and 2010, and the result of its operations and its cash flows for the years then ended in accordance with

Canadian generally accepted accounting principles.

Emphasis of Matter

Without  qualifying  our  opinion,  we  draw  attention  to  Note  1  in  the  consolidated  financial  statements  which  indicates  that  the

Company incurred a net loss of $530,566 during the year ended  May 31, 2011 and, as of that date, had an accumulated deficit of

$11,480,656 since inception. These conditions, along with other matters as set forth in Note  1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Other Matter

The  consolidated  financial  statements  of  the  Company  for  the  year  ended  May  31,  2009,  were  audited  by  another  auditor  who expressed an unmodified opinion on those statements on September 28, 2009.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

September 26, 2011

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

May 31

May 31

2011

2010

$

$

ASSETS

Current

Cash

19,371

257,650

Amounts receivable and prepaid expenses

10,376

37,397

Advances to Related Parties (Note 8)

128,367

126,093

158,114

421,140

Investments (Note 4)

-

837

Reclamation Bonds

5,478

5,478

Equipment (Note 5)

4,892

7,941

Mineral Property Interests (Note 7)

228,855

196,855

Deferred Exploration Expenditures (Note 7)

2,942,351

2,637,853

3,339,690

3,270,104

LIABILITIES

Current

Accounts payable and accrued liabilities (Note 12)

99,673

107,394

Advances from related parties (Note 8)

15,989

25,488

Liability component of convertible loan (Note 9)

-

58,730

115,662

191,612

SHAREHOLDERS’ EQUITY

Share Capital (Note10)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

72,103,605  (2010 – 67,463,446  ) common shares

14,004,922

13,456,263

Equity component of convertible loan (Note 9)

-

14,565

Share Subscriptions Received

-

10,000

Contributed Surplus

699,762

550,941

Accumulated Other Comprehensive Loss

-

(3,187)

Deficit

(11,480,656)

(10,950,090)

3,224,028

3,078,492

3,339,690

3,270,104

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

  “John Robertson”

   Director

“Suzan El-Khatib”

Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2011

2010

2009

$

$

$

General and Administrative Expenses

Amortization of equipment

1,497

2,312

3,030

Bad debts

-

790

15,377

Filing and regulatory fees

23,280

19,772

16,785

Foreign exchange (gain) loss

1,173

(8,317)

(9,938)

Geological consulting

1,172

41,915

-

Consulting, Management and directors’ fees (Note 12)

139,344

133,359

110,189

Office and sundry

17,820

20,994

16,446

Office rent and utilities (Note 12)

14,515

15,055

15,471

Professional fees

44,489

59,726

110,201

Publicity, promotion and investor relations

126,119

228,196

97,415

Secretarial and employee benefits (Note 12)

29,467

41,925

45,635

Stock-based compensation (Note 10)

63,775

22,477

12,474

Telephone

8,901

8,121

11,261

Transfer agent fees

6,147

8,742

8,994

Travel, auto and entertainment

19,551

30,972

21,702

Operating Loss

(497,250)

(626,039)

(475,042)

Other Income (Expenses)

Miscellaneous income (loss)

22,876

(1,667)

8,261

Interest income

-

-

1,487

Interest expense

-

(18,582)

-

Gain on sale of assets

1,147

-

-

Available for sale investments written off

(4,024)

-

-

Recoverable expenditures

-

-

26,578

Mineral Property written off

(7,500)

-

-

Exploration expenditures written off

(45,815)

(773,438)

(15,857)

(33,316)

(793,687)

20,469

Net Loss for the Year

(530,566)

(1,419,726)

(454,573)

Unrealized losses on available-for-sale investments

-

(30)

(1,339)

Unrealized losses recognized in net loss

3,187

-

-

Comprehensive Loss for the Year

(527,379)

(1,419,756)

(455,912)

Loss per Share – Basic and Diluted

(0.01)

(0.02)

(0.01)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

69,973,962

60,736,673

49,587,528

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2011

2010

2009

$

$

$

Cash flows from operating activities

Net loss for the year

(530,566)

(1,419,726)

(454,573)

Items not affecting cash

Amortization of equipment

1,497

2,312

3,030

Exploration expenditures written off

45,815

773,438

15,857

Mineral properties written off

7,500

-

-

Available for sale investment written off

4,024

-

-

Interest expense

(1,645)

13,295

-

Gain on sale of equipment

(1,147)

-

-

Stock-based compensation

63,775

22,477

12,474

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

27,021

(22,558)

44,160

Accounts payable and accrued liabilities

(4,471)

(178,746)

58,537

Advances from (to) related parties

(11,773)

(141,456)

12,982

(399,970)

(950,964)

(307,533)

Cash flows used in investing activities

Deferred exploration expenditures

(353,563)

(358,812)

(15,857)

Sale of equipment

2,699

-

-

(350,864)

(358,812)

(15,857)

Cash flows from  (used in) financing activities

Convertible loan proceeds (repayment)

(60,000)

60,000

-

Share subscriptions received

-

10,000

115,875

Share capital issued for cash, net of issuance costs

572,555

1,493,741

(1,594)

512,555

1,563,741

114,281

Increase (decrease) in cash

(238,279)

253,965

(209,109)

Cash, beginning of year

257,650

3,685

212,794

Cash, end of year

19,371

257,650

3,685

Supplemental Disclosures

Interest paid

200

5,287

-

Income taxes paid

-

-

-

Non-cash Transactions

Shares issued for mineral properties

39,500

-

-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions

Convertible    Contributed     Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2007

40,862,528

10,839,258

70,000

-

285,754

-

(7,932,995)

3,262,017

Revaluation of investments to

Market value at June 1, 2007

-

-

-

-

-

(1,169)

-

(1,169)

Unrealized losses on available-

for-sale investments

-

-

-

-

-

(649)

-

(649)

Subscriptions refunded

-

-

(70,000)

-

-

-

-

(70,000)

Shares issued for cash upon:

Exercise of stock

options

10,000

1,500

-

-

-

-

-

1,500

Private placements

8,715,000

1,307,250

-

-

-

-

-

1,307,250

Share issuance costs

-

(90,842)

-

-

-

-

-

(90,842)

Stock-based compensation

-

-

-

-

21,311

-

-

21,311

Fair value of brokers’ warrants

granted

-

(25,339)

-

-

25,339

-

-

-

Net loss for the year

-

-

-

-

-

-

(1,142,796)

(1,142,796)

Balance, May 31, 2008

49,587,528

12,031,827

-

-

332,404

(1,818)

(9,075,791)

3,286,622

Unrealized losses on available-

for-sale investments

-

-

-

-

-

(1,339)

-

(1,339)

Share subscriptions received

-

-

115,875

-

-

-

-

115,875

Share issuance costs

-

(1,594)

-

-

-

-

-

(1,594)

Stock-based compensation

-

-

-

-

12,474

-

-

12,474

Net loss for the year

-

-

-

-

-

-

(454,573)

(454,573)

Balance, May 31, 2009

49,587,528

12,030,233

115,875

-

344,878

(3,157)

(9,530,364)

2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)

(9,530,364)

2,957,465

Unrealized loss on

available-for-sale

investments

-

-

-

-

-

(30)

-

(30)

Shares issued for cash

upon:

Exercise of stock

options

12,500

1,250

-

-

-

-

-

1,250

Exercise of warrants

7,054,592

705,459

-

-

-

-

-

705,459

Fair value of options

exercised

-

792

-

-

(792)

-

-

-

Fair value of warrants

exercised

-

330,632

-

-

(330,632)

-

-

-

Subscription received

-

-

10,000

-

-

-

-

10,000

Private placements

10,808,826

967,105

(115,875)

-

-

-

-

851,230

Share issuance costs

-

(64,198)

-

-

-

-

-

(64,198)

Fair value of warrants

granted

-

(515,010)

-

-

515,010

-

-

-

Equity component of

convertible loan

-

-

-

14,565

-

-

-

14,565

Stock-based

compensation

-

-

-

-

22,477

-

-

22,477

Net loss for the year

-

-

-

-

-

-

(1,419,726)

(1,419,726)

Balance, May 31, 2010

67,463,446    13,456,263

10,000

14,565

550,941

(3,187)      (10,950,090)

3,078,492

Shares issued for cash

upon:

      Exercise of warrants

1,047,500

141,488

(10,000)

-

(36,738)

-

-

94,750

Shares issued for

property

250,000

39,499

-

-

-

-

-

39,499

Shares issued for cash

3,342,659

367,672

-

110,133

-

-

477,805

Equity component of

convertible loan

-

-

-

(14,565)

11,650

-

-

(2,915)

Stock-based

compensation

-

-

-

-

38,107

-

-

38,107

Warrants extension

-

-

-

-

25,669

-

-

25,669

Available-for-sale

investments written off

-

-

-

-

-

3,187

-

3,187

Net loss for the period

-

-

-

-

-

-

(530,566)

(530,566)

Balance, May 31, 2011

72,103,605    14,004,922

-

-

699,762

-

(11,480,656)

3,224,028

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

1.     NATURE OF OPERATIONS AND GOING CONCERN

Teryl  Resources  Corp.  (the  “Company”)  is  a  public  company  incorporated  in  British  Columbia  on  May  23,

1980 and changed to its current name on February 28, 1984.   Its shares are listed on the TSX Venture Exchange

(“TSXV”).  The Company is in the business of acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going  concern,  which  assumes  that  the  Company  will  continue  in  operation  for  the  foreseeable  future  and  will

be  able  to  realize  its  assets  and  discharge  its  liabilities  in  the  normal  course  of  operations.    Several  adverse

conditions  cast  substantial  doubt  on  the  validity of this  assumption.   The  Company  continues  to  incur  operating

losses,  has  limited  financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient funding,  including  adequate  financing,  will  be  available  to  conduct  further  exploration  and  development  of  its mineral property projects.

The  Company’s  ability  to  continue  as  a  going  concern  is  dependent  upon  its  ability  to  obtain  the  financing necessary  to  complete  its  mineral  projects  by  issuance  of  share  capital  or  through  joint  ventures,  and  to  realize future profitable production or proceeds from the disposition of its natural resource interests.  The Company has a  working  capital  of  $42,452  (2010  –  $229,528)  and  has  incurred  a  loss  of  $530,566  in  the  year  ended  May 31,

2011 (2010 – 1,419,726; 2009 - $454,573).   These  consolidated  financial  statements do  not  include  adjustments that  would  be  necessary  should  it  be  determined  that  the  Company  may  be  unable  to  continue  as  a  going concern.

If  the  going  concern  assumption  was  not  appropriate  for  these  financial  statements,  adjustments  would  be necessary  in  the  carrying  values  of  assets,  liabilities,  reported  income  and  expenses  and  the  balance  sheet classifications used.  Such adjustments could be material.

2.     SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)    Consolidation

These   consolidated   financial   statements   have   been   prepared   in   accordance   with   Canadian   generally

accepted  accounting  principles  (“GAAP”)  and  include  the  accounts  of  the  Company  and  its  wholly-owned

subsidiaries,  Argon  Investment  Corporation  (inactive)  and  Teryl,  Inc.    Teryl,  Inc.  was  incorporated  on

November  17,  1988  in  the  state  of  Delaware  and  registered  to  do  business  in  the  USA,  to  hold  and  operate the  Alaska  mineral  property interests,  the  Texas  oil  and  gas  well  interests and  the  Arizona  mineral  property interests.

All inter-company transactions are eliminated upon consolidation.

b)    Equipment

The  Company  records  its  office  and  automotive  equipment  at  cost  and  depreciates  them  on  the  declining-

balance basis over the estimated useful lives at the following rates:

Office equipment

20% per annum

Automotive equipment

30% per annum

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.     SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

c)     Accounting for Oil and Gas Well Interests

The Company follows the successful  efforts method of accounting for its oil and gas properties, and related equipment.  Costs  of  exploratory  wells  are  initially  capitalized  pending  determination  of  proved  reserves.

Costs of  wells  which are assigned proved reserves remain capitalized, while  costs of unsuccessful  wells are

charged  to  operations.   All  other  exploration costs,  including  geological and  geophysical  costs,  are  charged to operations as incurred. Development costs, including the cost of all wells, are capitalized.

Producing  properties  and  significant  unproved  properties  are  assessed  annually,  or  as  economic  events dictate,  for  potential  impairment.  Impairment  is  assessed  by  comparing  the  estimated  net  undiscounted future  cash  flows  to  the  carrying  value  of  the  asset.  If  required,  the  impairment  recorded  is  the  amount  by which the carrying value of the asset exceeds its fair value.

Depreciation  and  depletion  of  capitalized  costs  of  oil  and  gas  producing  properties  are  calculated  using  the straight-line method over 10 years, which is the estimated pay-out term.

On  the  sale  or  retirement  of  a  complete  unit  of  a  proved  property,  the  cost  and  related  accumulated depreciation,  depletion,  and  amortization  are  eliminated  from  the  property  accounts,  and  the  resultant  gain

or  loss  is  recognized.   On  the  retirement  or  sale  of  a  partial  unit  of  proved  property,  the  cost  is  charged  to accumulated  depreciation,  depletion,  and  amortization  with  a  resulting  gain  or  loss  recognized  in  income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is  recognized,  taking  into  consideration  the  amount  of  any  recorded  impairment  if  the  property  had  been

assessed individually.   If a partial interest  in an unproved property is sold, the amount  received is treated as

a  reduction  of  the  cost  of  the  interest  retained.   In  joint  ventured  oil  and  gas  exploration  and  production activities, the accounts reflect only the Company’s proportionate interest in such activities.

d)    Accounting for Mineral Property Interests

The Company  capitalizes its acquisition costs of mineral properties (including finder’s fees) and  the  related exploration  and  development  expenditures  by  claim  groups,  or  its  share  of  costs  on  joint  ventures,  which are to be amortized as follows:

i)     If properties are sold outright – costs are written off entirely against proceeds.

ii)    If  properties  are  sold  under  option-type  agreement  –  on  the  basis  of  cash  or  shares  received over  the  total  undiscounted  amount  to  be  received  under  the  agreement,  exclusive  of royalties or net profit participation.

iii)   If  properties  are  brought  into  production  -  on  the  basis  of  units  of  production  over  the  total estimated reserves recoverable.

iv)   If  properties  are  retained,  but  have  no  proven  economic  reserves  and  are  not  currently  being explored  or  developed  by  the  Company  or  joint  venture  partner  –  costs  are  written  down  to  a nominal value.

v)   If properties are abandoned – costs are written off entirely.

e)     Revenue Recognition

Revenue  associated  with  the  sales  of  oil  and  gas  are  recorded  when  title  passes  to  the  customer.  Revenues from oil  and  gas production from properties in  which the  Company has an interest  with other  producers are recognized on the basis of the Company’s net working interest.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.     SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

f)     Foreign Exchange Translations

The  Company’s  functional  currency  is  the  Canadian  dollar.  Transactions  recorded  in  United  States  dollars have been translated into Canadian dollars using the temporal method as follows:

i)    Monetary items at the rate prevailing at the balance sheet date.

ii)   Non-monetary items at the historical exchange rate.

iii)  Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

g)    Investments

The  Company  reports  investments  in  debt  and  marketable  equity  securities  at  fair  value  based  on  quoted market  prices  or,  if  quoted  prices  are  not  available,  discounted  expected  cash  flows  using  market  rates commensurate  with  credit  quality  and  maturity  of  the  investment.  All  investment  securities  are  designated as  available-for-sale  with  unrealized  gains  and  losses  included  in  other  comprehensive  income  (loss).  All realized gains and losses are recognized in net income (loss) in the period of disposition.

h)    Use of Estimates

The   preparation   of   financial   statements   in   conformity   with   Canadian   generally   accepted   accounting

principles requires  the  Company’s  management  to  make  estimates and  assumptions that  affect  the  amounts reported  in  the  consolidated  financial  statements  and  related  notes  to  the  consolidated  financial  statements.

Actual results may differ from those estimates.

i)     Income Taxes

The  Company  uses  the  liability  method  of  accounting  for  future  income  taxes,  whereby  future  income  tax assets  and  liabilities  are  computed  based  on  the  differences  between  the  carrying  amount  of  assets  and

liabilities   on   the   balance   sheet,   and   their   corresponding   tax   values,   using   the   currently   enacted   or

substantially enacted, income  tax rates expected to apply when these differences reverse. Future income tax assets also  result  from unused  loss carry forwards and  other  deductions.  The  valuation  of future  income  tax assets  is  reviewed  annually  and  adjusted,  if  necessary,  by  the  use  of  a  valuation  allowance,  which  is recorded against any future income tax asset, if it is more likely that not that the asset will not be realized.

j)     Loss Per Share

Basic   loss   per   share   amount   is   computed   using   the   weighted   average   number   of   common   shares

outstanding  during  the  year.  The  Company  calculates  diluted  loss  per  share  using  the  treasury  stock method.  Under  the  treasury  stock  method,  only  instruments  with  exercise  amounts  less  than  the  market prices  impact  the  diluted  calculations.  In  computing  diluted  loss  per  share,  no  shares  were  added  to  the weighted  average  number  of  common  shares  outstanding  during  the  years  ended  May  31,  2011,  2010  and

2009  for  the  dilutive  effect  of  employee  stock  options  and  warrants,  as  they  were  all  anti-dilutive.  No adjustments were required to the reported loss from operations in computing diluted per share amounts.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

k)    Stock Based Compensation

The  Company  follows  the  recommendations  of  the  Canadian  Institute  of  Chartered  Accountants  (“CICA”)

Handbook  (“HB”)  Section  3870  –  “Stock  Based  Compensation  and  Other  Stock  Based  Payments”  to

account  for  stock  based  transactions  with  officers,  directors  and  outside  consultants.  Accordingly,  the  fair

value  of  stock  options  is  charged  to  operations,  with  an  offsetting  credit  to  contributed  surplus.   The  fair

value  of stock options,  which  vest immediately,  is recognized  at  the  date  of grant;  the  fair  value  of options,

which  vest  in  the  future,  is  recognized  on  a  straight-line  basis  over  the  vesting  period.    Stock  options

granted  to  outside  consultants  that  vest  over  time  are  valued  at  the  grant  date  and  subsequently  re-valued

each  vesting  date.    Any  consideration  received  on  exercise  of  stock  options,  together  with  the  related portion of contributed surplus, is credited to share capital.

l)     Fair Value of Warrants

Proceeds  from unit  placements  are  allocated  between  shares  and  warrants  issued  according  to  their  relative fair  value  using  the  residual  method  to  determine  the  fair  value  of  warrants  issued.  Warrants  issued  to brokers are evaluated by using the Black- Scholes model.

m)   Asset Impairment

On  an  annual  basis  and  when  impairment  indicators  arise,  the  Company  evaluates  the  future  recoverability

of  its  long-lived  assets.   Impairment  losses  or  write  downs  are  recorded  in  the  event  the  net  book  value  of such assets exceeds the estimated indicated future cash flow attributable to such assets.

n)    Asset Retirement Obligations

The   Company   follows   the   recommendations   in   CICA   Handbook   Section   3110   –   “Asset   Retirement

Obligations”  whereby  the  legal  obligations  associated  with  the  retirement  of  tangible  long-lived  assets  are recorded as liabilities. The liabilities are calculated  using the net present  value  of the cash flows required to settle  the  obligation.  A  corresponding  amount  is  capitalized  to  the  related  asset.  Asset  retirement  costs  are

charged  to  earnings  in  a   manner  consistent   with  the  depreciation,  depletion  and  amortization  of  the underlying  asset.  The  liabilities  are  subject  to  accretion  over  time  for  changes  in  the  fair  value  of  the liability  through  charges  to  accretion,  which  is  included  in cost  of  sales  and  operating  expenses.  As  at  May

31, 2011 and 2010, the Company did not have any asset retirement obligations.

o)    Variable Interest Entities

The  CICA  issued  Accounting  Guideline  15,  “Consolidation  of  Variable  Interest  Entities”,  to  provide accounting  guidance  related  to  variable  interest  entities  (“VIE”).  A  VIE  exists  when  the  entity’s  equity investment  is  at  risk.  When  a  VIE  is  determined  to  exist,  the  guidance  requires  the  VIE  to  be  consolidated by  the  primary  beneficiary.  The  Company  has  determined  that  it  does  not  have  a  primary  beneficiary interest in VIE.

p)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.     SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)    Changes in Canadian Accounting Policies

Accounting policies implemented effective June 1, 2009

In  February  2008,  the  CICA  issued  Handbook  Section  3064,  “Goodwill  and  Intangible  Assets”,  which

replaces   CICA   HB   Section   3062,   “Goodwill   and   Intangible   Assets”,   and   CICA   HB   Section   3450,

“Research and Development Costs”; and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in

the Development Stage”, EIC-27, “Revenues and Expenditures during the Pre-operating Period”, and CICA

HB  Section  1000,  “Financial  Statement  Concepts.”   The  standard  intends  to  reduce  the  differences  with

International  Financial  Reporting  Standards  (“IFRS”)  in  the  accounting  for  intangible  assets  and  results  in

closer  alignment  with U.S.  GAAP.   Under  current  Canadian standards,  more  items are  recognized  as assets

than  under  IFRS  or  U.S.  GAAP.    The  objectives  of  Section  3064  are  to  reinforce  the  principle-based approach  to  the  recognition  of  assets  only  in  accordance  with  the  definition  of  an  asset  and  the  criteria  for asset  recognition;  and  clarify  the  application  of  the  concept  of  matching  revenues  and  expenses  such  that the  current  practice  of  recognizing  assets  that  do  not  meet  the  definition  and  recognition  criteria  are

eliminated.   The  standard  will  also  provide  guidance  for  the  recognition  of  internally  developed  intangible assets  (including  research  and  development  activities),  ensuring  consistent  treatment  of  all  intangible assets, whether separately acquired or internally developed.

In   June   2009,   the   CICA   amended   Section   3862,   Financial   Instruments   –   Disclosures   that   includes

additional  disclosure  requirements  about  fair  value  measurements  for  financial  instruments  and  liquidity risk disclosures.  These  amendments entail  a  three  level  hierarchy that  takes into  account  the  significance  of the  inputs  used  in  making  the  fair  value  measurements.  Additional  disclosure  has  been  included  in  the

Company’s consolidated financial statements (See Note 3).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)    Changes in Canadian Accounting Policies (Continued)

Accounting policies not yet adopted

Section 1582 - Business Combinations, Section 1601 - Consolidated Financial Statements,

Section 1602 - Non-controlling Interests

In  January  2009,  the  CICA  issued  Handbook  Sections  1582  Business  Combinations,  1601  Consolidated

Financial  Statements,  and  1602  Non-controlling  Interests,  which  replaces  CICA  Handbook  Sections  1581

Business  Combinations  and  1600  Consolidated  Financial  Statements.  Section  1582  establishes  standards for  the  accounting  for  business  combinations  that  is  equivalent  to  the  business  combination  accounting standard  under  International  Financial  Reporting  Standards.  Section  1582  is  applicable  for  the  Company’s business  combinations  with  acquisition  dates  on  or  after  January  1,  2011.  Early adoption  of  this  Section  is

permitted.   Section   1601   together   with   Section   1602   establishes   standards   for   the   preparation   of

consolidated   financial   statements.   Section  1601   is   applicable   for   the   Company’s   interim  and   annual

financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted.

The  Company  does  not  expect  the  adoption  of  these  new  accounting  standards  will  have  a  significant impact on its financial statements.

International Financial Reporting Standards

In  2006,  the  Canadian  Accounting  Standards  Board  (“AcSB”)  published  a  new  strategic  plan  that  will

significantly  affect  financial  reporting  requirements  for  Canadian  companies.    The  AcSB  strategic  plan

outlines  the  convergence  of  Canadian  GAAP  with  IFRS  over  an  expected  five  year  transitional  period.   In

February  2008  the  AcSB  announced  that  2011  is  the  changeover  date  for  publicly-listed  companies  to  use

IFRS,  replacing Canadian  GAAP.   This  date  is  for  interim and  annual  financial  statements  relating  to  fiscal

years  beginning  on  or  after  January  1,  2011.   The  Company’s  transition  date  of  June  1,  2010  will  require the  restatement  for  comparative  purposes of amounts reported  by the  Company  for  the  year  ended  May 31,

2011.  The  Company  is  currently  in  the  process  of  executing  an  IFRS  conversion  plan.    This  will  be  an

ongoing  process  as  the  International  Accounting  Standards  Board  and  the  AcSB  issue  new  standards  and recommendations.  The  Company  does  anticipate  a  significant  increase  in  disclosure  resulting  from  the adoption of IFRS as well as certain presentation differences.

3.     FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  investments,  advances  to  and  from  related parties, convertible loans, debt component of convertible loans and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables and advances to related parties

are  designated  as  “loans  and  receivables”.   Investments  are  designated  as  “available-for-sale”.   Advances  from

related  parties,  debt  component  of convertible  loans  and  accounts  payable  and  accrued  liabilities  are  designated as “other financial liabilities”.

The  carrying  value  of  cash,  receivables,  advances  to  and  from related  parties  and  accounts  payable  and  accrued

liabilities approximate  their  fair values due  to their immediate or short-term maturity.   Investments are recorded

at  fair  value  based  on  quoted  market  prices  at  the  balance  sheet  date.   Debt  component  of  convertible  loans  are

initially measured using proportional fair value method and subsequently carried at amortized cost.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

3.     FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures

that  are  denominated  in  US  dollars.   Also,  the  Company  is  exposed  to  the  impact  of currency fluctuations  on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.   Fluctuations

in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the  Company  and  may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The   Company   is   exposed   to   foreign   currency   risk   through   the   following   financial   assets   and   liabilities

denominated in currencies other than Canadian dollars:

Accounts payable

and accrued

May 31, 2011

Cash

liabilities

US dollars

$

19,318      $

34,275

Accounts payable

and accrued

May 31, 2010

Cash

liabilities

US dollars

$

13,065      $

51,879

At  May  31,  2011,  with  other  variables  unchanged,  a  +/-10%  change  in  exchange  rates  would  increase/decrease pre-tax loss by +/- $1,496.

Interest rate, credit and market risk

The  Company  has  minimal  cash  balances  and  no  interest-bearing  debt.  The  Company  has  no  significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any  significant excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial  institutions  with which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be  remote.  The  Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables  consist  of  HST  due  from  the  Federal  Government.    Management  believes  that  the  credit  risk

concentration with respect to receivables is remote.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

3.     FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

The  Company  has  no  recent  history  of  profitable  operations  and  its  present  business  is  at  an  early  stage.   As

such,  the  Company  is  subject  to  many  risks  common  to  such  enterprises,  including  under-capitalization,  cash

shortages and limitations with respect to personnel, financial and other resources, and the  lack of revenues.   The

Company has no investments in asset backed commercial paper.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  loans  from  related

parties and  from the  sale  of investments.   There  can be  no  such  assurance  that  it  will  be  able  to  obtain adequate

financing  in  the  future  or  that  the  terms  of  any  financing  will  be  favourable.    Many  factors  influence  the

Company’s ability to raise funds, including the state  of the resource  market and commodities prices, the climate for mineral exploration, the Company’s track record, and the experience and calibre of its management.

Fair Value Measurement

The  Canadian  Institute  of  Chartered  Accountants  (“CICA”)  Handbook  Section  3862  “Financial  Instruments

Disclosures”   requires   disclosure   of   a   three-level   hierarchy   for   fair   value   measurements   based   upon   the

significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level  2  –  inputs other  than quoted  prices included  in  Level  1  that  are  observable  for  the  asset  or  liability,  either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2011, all of the financial instruments measured at fair value are included in Level 1.

4.     INVESTMENTS

At  May  31,  2011,  the  Company  wrote  off  its  investments  in  15,880  common  shares  of  Linux  Gold  Corp.,  a company with directors in common as a result of other-than-temporary losses.

The  Company  classified  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated  other  comprehensive  income  (loss)  and  other-than-temporary  losses  recognized  in  net  income

(loss).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

5.     EQUIPMENT

May 31

May 31

2011

2010

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(22,118)

(20,896)

4,892

6,114

Automotive equipment – at cost

-

15,531

Less: Accumulated amortization

-

(13,704)

-

1,827

4,892

7,941

6.     OIL AND GAS WELL INTERESTS

The  Company  owns  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County,  Texas,  and  a  7.5%  working  interest  (5.79375%  net  revenue  interest)  in  each  of  the  C-S  #1,  Jancik  #2

and  Herrmann  #4  wells,  located  in  Burleson  County,  Texas.    The  carrying  cost  of  these  wells  has  been

completely depleted.

The  Company  entered  into  agreements  with  IAS  Energy,  Inc.,  a  company  with  common  directors,  to  purchase

40%  interests  (subject  to  40%  net  revenue  interests  to  others)  on  May  18,  2006,  in  the  Ken  Lee  #1  natural  gas well  for  $103,045  ($92,500  US),  on  June  8,  2006,  in  the  Elvis  Farris  #2  natural  gas  well  for  $104,461  ($92,500

US)  and  on  July  31,  2006,  in  the  Clarence  Bright  #1  natural  gas  well  for  $104,673  ($92,500  US).   All  three

wells are located in Knox and  Laurel Counties, Kentucky.   The three  wells commenced production late in 2006.

During  the  May  31,  2008  year  end,  the  Company  wrote  off  the  carrying  costs  of  the  wells  to  $Nil,  since  the wells have no proven economic reserves.

7.     MINERAL PROPERTY INTERESTS

Balance

Balance

May 31

Write-

May 31

2010

Additions

Offs

2011

$

$

$

$

Property acquisition costs

Silverknife

1

32,000

-

32,001

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

Kahiltna Terrane

-

7,500

(7,500)

-

196,855

39,500

(7,500)

228,855

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

7.     MINERAL PROPERTY INTERESTS (continued)

Silverknife, Laird, BC, Canada

Pursuant  to  agreements  between  Reg  Technologies  Inc.  (“Reg”),  SMR  Investments  Ltd.  (“SMR”),  Rapitan

Resources  Inc.  (“Rapitan”),  and  Chevron  Minerals  Ltd.  (“Chevron”),  the  Company  acquired  a  30%  working interest  in  the  Silverknife  mineral  claims,  situated  in  the  Liard  Mining  Division  in  the  Province  of  British

Columbia,  subject  to  a  10%  Net  Profit  Royalty (“NPR”)  to  Rapitan  and  a  1%  Net  Smelter  Returns  to  SMR.  On

December  21,  2010  the  Company  purchased  the  10%  NPR  in  the  Silverknife  property  from  Rapitan  for consideration of 200,000 common shares of the Company issued at a fair value of $32,000 on January 25, 2011.

(Note 10).

Fish Creek, Fairbanks, Alaska, USA

The  Company  and  Linux  Gold  Corp.  (“Linux”)  entered  into  an  agreement  on  March  5,  2002,  whereby  the

Company  may  earn  up  to  a  50%  interest  in  the  Fish  Creek  mineral  claims,  located  in  the  Fairbanks  district  of

Alaska,  USA,  by  expending  $500,000  US  within  three  years  and  issuing  200,000  common  shares  (issued  on

December  16,  2002  at  $0.08  per  share).  An  additional  100,000  shares  were  issued  on  February  14,  2007  at

$0.16  per  share  in  payment  of  an  extension  of  the  expenditure  date  to  March  5,  2007,  which  was  further extended  to  March 5,  2011.  Linux  will  have  a  5%  Net  Royalty Interest  until  the  Company  pays $2,000,000  US.

On  March  4,  2011  the  Company  and  Linux  further  amended  the  agreement  to  extend  the  option  agreement  to

March   5,   2012.   The   Company   will   continue   to   maintain   the   option   agreement   and   will   commence   its

exploration program once more funding is available.

Kahiltna Terrane Option, Alaska, USA

On  September  1,  2010  the  Company  signed  an  option  agreement  (the  “Option  Agreement”)  to  acquire  a  50%

interest  in  eleven  mineral  claims  located  in  the  Kahiltna  Terrane  area  approximately  130  kilometers  northwest of Anchorage, Alaska. Consideration for the option is as follows:

−     issue  50,000  common  shares  upon  approval  of  the  option  agreement  by  the  TSX.V  (the  “Approval

Date”) (issued on November 2, 2010, at a fair value of $7,500);

−     issue an additional 50,000 common shares on the first anniversary of the Approval Date;

−     issue  an  additional  100,000  common  shares  and  pay  a   US$10,000  cash  payment  on  the  second

anniversary of the Approval Date; and

−     contribute  $50,000  US  for  exploration  expenditures  in  the  first  year  and  $100,000  US  in  exploration expenditures in the second year.

On October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane.

As at  May 31,  2011  and  the  date  of  this report,  the  Company plans  to  terminate  the  Option  Agreement  with the

Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.

West Ridge, Dome Creek, Alaska, USA

Pursuant  to  various  agreements,  the  Company  earned  a  100%  interest  in  the  West  Ridge  mineral  properties

(approximately  5,200  acres)  located  in  the  Dome  Creek  area  of  the  Fairbanks  District  of  Alaska,  USA.  The

Company will continue to maintain the claims and will commence its exploration program once more funding is available.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

7.     MINERAL PROPERTY INTERESTS (Continued)

Gil Venture, Dome Creek, Alaska, USA

Pursuant  to  various  agreements,  the  Company  acquired  a  20%  interest  in  237  claims  located  in  the  Gilmore

Dome  area  of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company

and  Fort  Knox  Venture  entered  into  an  agreement,  which  granted  the  Company  a  20%  participating  interest  in

the  claims.   Under  the  agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,

earning  them  an  80%  participating  interest  in  the  property,  with  the  Company  retaining  a  20%  participating

interest.   Fort   Knox  Venture,   through   its   operator   Fairbanks   Gold   Mining,   Inc.   (“Fairbanks”),   was   doing

exploration  work  on  this  property.    During  the  year  ended  May  31,  2011  the  Company  incurred  exploration expenditure of $279,448 (2010 - $358,812) on the property.

On  September  20,  2011,  the  Company  signed  a  letter  of  intent  (“LOI”)  to  sell  all  of  its  remaining  20%  interest in the Gil Venture property to Fairbanks (Note 17).

Deferred Exploration Expenditures

May 31, 2011

May 31, 2010

$

$

Silverknife Claims

Staking and recording

9,672

-

Geological consulting

7,213

-

16,885

-

Fish Creek Claims

Written off – inactive claims

-

(111,947)

-

(111,947)

Gil Venture Claims

Exploration

195,411

Geological consulting

84,037

-

Drilling

-

358,812

279,448

358,812

Gold Hill Claims

Travel, maps, rent and survey

11,554

-

Written off – inactive claims

(11,554)

-

-

Kahiltna Terrane Claims

Staking and recording

9,204

-

Geological consulting

25,057

-

Written off – inactive claims

(34,261)

-

-

West Ridge Claims

Staking and recording

8,165

-

Written off – inactive claims

-

(661,491)

8,165

(661,491)

Exploration expenditures for the year

350,313

358,812

Exploration expenditures written off

Written off – terminated, abandoned or inactive claims

(45,815)

(773,438)

304,498

(414,626)

Exploration expenditures – beginning of year

2,637,853

3,052,479

Exploration expenditures – end of year

2,942,351

2,637,853

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts due  to/  from related  parties are unsecured, non-interest bearing and have  no  fixed terms of repayment.

Unless  otherwise  indicated,  the  following  table  represents  companies  controlled  by  the  President  and  CEO  of the Company or companies where he is the President and CEO.

Advances to related parties:

May 31, 2011

May 31, 2010

$

$

IAS Energy, Inc.

24,821

24,821

Linux Gold, Inc.

74,946

72,672

REGI US, Inc.

28,600

28,600

128,367

126,093

Advances from related parties:

May 31, 2011

May 31, 2010

$

$

Reg Technologies Inc.

7,213

14,598

KLR Petroleum

-

5,990

SMR Investments Ltd.

8,776

4,900

15,989

25,488

9.     CONVERTIBLE LOANS

On July 15, 2009, the Company entered into two promissory note agreements with an external party for $60,000 and $31,363 (US$27,000) to be paid on or before June 30, 2010.  The two promissory notes have an interest rate

of  8%  per  annum  to  be  paid  monthly  commencing  on  August  15,  2009.   The  principal  amounts  are  convertible

into shares of the Company at $0.20 per share upon regulatory approval.

In January,  2010  the  Company redeemed  the  convertible  loan of $31,363 (US$27,000)  with cash payment  on the full principal amount of US$27,000.

The  fair  value  of  the  debt  component  of  the  convertible  loan  was  estimated  using  discounted  cash  flow  at  10%

for  equivalent  debt  without  the  conversion  feature.   The  fair  value  of  equity  component  was  estimated  using

Black-Scholes  option  pricing  model  with  following  assumptions:   risk-free  interest  rate  of  1.45%,  dividend  of

0%, expected life of 1  year and expected volatility of 210%. The debt and equity components of the  convertible loans  were  then  measured  using  the  proportional  or  relative  fair  value  method  and  were  initially  recorded  at

$76,798 and $14,565 respectively.  As at May 31, 2010, $13,295 interest  was amortized  with its debt component carried at amortized cost of $58,730 after the repayment of $31,363 (US$27,000).

On  June  1,  2010  the  Company  redeemed  the  remaining  convertible  loan  of  $60,000  with  full  payment  on  the principal. Total interest of $200 (2010 - $5,287) was paid to the lender.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.   SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The  Preferred  Shares  have  attached  thereto  a  right  to  receive  dividends  as  determined  by  the  Directors.  The

Preferred  Shares  may  be  issued  in  series,  with  special  rights  and  restrictions  therefore  being  determined  by  the

Directors,  subject  to  regulatory  approval.   No  Preferred  Shares  have  been  issued  to  the  date  of  these  financial statements.

On June 8, 2009, the Company issued 2,120,000 units of capital stock pursuant to a Private Placement at a price

of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one-half  share  purchase  warrant  exercisable

within one  year  for  $0.10  per share.   Finders’  fees  in connection  with this  non-brokered  private  placement  were

$3,675.

On  August  18,  2009,  the  Company  issued  7,042,092  units  of  capital  stock  pursuant  to  a  Private  Placement  at  a

price  of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable

within  one  year  for  $0.10  per  share  and  within  two  years  for  $0.15  per  share.   Finders’  fees  in  connection  with

this non-brokered private placement were $34,478.

On November 17, 2009, an employee exercised stock options for 12,500 shares at a price of $0.10 per share.

On November 25, 2009, the Company issued 1,646,734 units of capital  stock pursuant  to a Private Placement at

a  price  of  $0.17  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable within  one  year  for  $0.22  per share.  Finders’  fees  in  connection  with  this  non-brokered  private  placement  were

$17,881.

During January, 2010, the Company issued 7,042,092 common shares for warrants exercised at $0.10 per share.

On April 30, 2010 the Company issued 12,500 common shares for warrants exercised at $0.10 per share.

On  June  6,  2010  the  Company  issued  1,047,500  common  shares  for  warrants  exercised  at  $0.10  per  share  for gross proceeds of $104,750.

On November 2, 2010 the Company issued 50,000 common shares to the vendor of the Kahiltna Terrane Option

Agreement  (Note  7). The  shares are  valued  at $7,500 based on the  trading price  of $0.15 on November  2,  2010,

the issuance date of the shares.

On December  17,  2010,  the  Company issued  1,983,326  units of capital  stock  pursuant  to  a  private  placement  at

$0.15  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable  into  the

Company’s common stock at  $0.20 per share expiring December 17, 2011.   Finders’ fee of $11,570 was paid in

connection with this private placement.

On January 25, 2011 the Company issued 200,000 common shares as consideration for purchasing an additional

10%  NPR  in  the  Silverknife  property  (Note  7).  The  shares  are  valued  at  $32,000  based  on  the  trading  price  of

$0.16 on January 25, 2011, the issuance date of the shares.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

On  January  19,  2011,  the  Company  issued  1,359,333  units  of  capital  stock  pursuant  to  a  private  placement  at

$0.15  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable  into  the

Company’s  common  stock  at  $0.20  per  share  expiring  January  19,  2012.    In  connection  with  the  private

placement  finders’  fee  of  $6,993  was  paid  and  39,000  broker  warrants  were  issued  which  are  exercisable  into the Company’s common stock at $0.20 per share expiring January 19, 2012. The broker warrants were valued at

$1,725  using  the  Black-Scholes  option  pricing  model,  with  the  assumptions  of  risk  free  interest  rate  -  1.46%,

expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 79.72%.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and

employees.   All  options  granted  under  the  plan  vest  immediately  upon  grant,  but  are  subject  to  the  following exercise conditions:

i)     Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;

ii)    The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise; such second exercise is referred to as the “Second Exercise”;

iii)   The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise; such third exercise is referred to as the “Third Exercise”; and

iv)   The  fourth  and  final  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the

Third Exercise.

As  the  Company  believes  that  it  is  not  probable  that  any options  (other  than  those  granted  to  investor  relations)

would vest except the  first 25% of the options that  vested immediately upon a date of grant, the  fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

During the  year ended May 31, 2010, the Company granted a total of 490,000 stock options with total fair value of $21,685 for the options vested during the period.

During the year ended May 31, 2011, the Company granted a total of 250,000 stock options exercisable at $0.19 per  share  up  to  August  26,  2013  with  total  fair  value  of  $38,107  for  the  options  vested  during  the  period.

Because  the  options  were  granted  to  a  consultant  performing  investor  relation  activities,  the  options  vest  in stages over 12 months with no more than 25% of the options vesting in any three months period.

The  fair  value  of  options  granted  was  estimated  on  the  date  of  grant  using  the  Black-Scholes  option  pricing model, with the following weighted-average assumptions:

2011

2010

2009

Risk-free interest rate

1.52%

2.50%

1.94%

Expected dividend yield

Nil

Nil

Nil

Expected stock price volatility

190%

137%

117%

Expected life (in years)

3.00

4.44

5.00

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the year ended May 31, 2011:

Weighted Average

Exercise

Number of Options

Price

$

Balance – May 31, 2010

2,302,500

0.16

Granted

250,000

0.19

Expired

(65,000)

0.25

Forfeited, unexercised

(87,500)

0.15

Balance – May 31, 2011

2,400,000

0.16

The following share purchase options were outstanding at May 31, 2011:

Remaining

Number of

Exercise Price

Number

Contractual Life

Options

Expiry Date

of Options

Exercisable

$

(years)

November 2, 2011

0.180

25,000

0.42

6,250

April 24, 2012

0.150

1,650,000

0.90

412,500

November 7, 2012

0.220

25,000

1.44

6,250

March 10, 2013

0.210

75,000

1.78

18,750

October 30, 2014

0.185

225,000

3.42

56,250

November 5, 2014

0.185

50,000

3.44

12,500

April 19, 2015

0.240

100,000

3.89

25,000

August 26, 2013

0.190

250,000

2.24

250,000

2,400,000

787,500

Warrants

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  years  ended  May  31,  2011  and

2010:

Weighted Average

Exercise

Number of Warrants

Price

$

Balance – May 31, 2009

2,715,000

0.25

Issued

9,748,826

0.12

Exercised

(7,054,592)

0.10

Expired

(2,715,000)

0.25

Balance – May 31, 2010

2,694,234

0.17

Issued

3,381,659

0.20

Exercised

(1,047,500)

0.10

Expired

(1,646,734)

0.22

Balance – May 31, 2011

3,381,659

0.20

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

Warrants (continued)

The following share purchase warrants were outstanding at May 31, 2011

Remaining

Exercise

Number

Contractual Life

Expiry Date

Price

of Warrants

(years)

$

December 17, 2011

0.20

1,983,326

0.55

January 19, 2012

0.20

1,398,333

0.64

3,381,659

During the  year ended May 31, 2011, a total of 3,342,659 warrants and 39,000 broker warrants were issued with

fair  values of $108,408  and  $1,715 respectively.   The  fair  value  of  warrants issued  was estimated  on the  date  of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate

1.63% - 1.67%

Expected dividend yield

Nil

Expected stock price volatility

79.72% -

81.84%

Expected life (in years)

1.00

On  October  21,  2010,  the  Company  extended  the  expiry  date  of  1,646,734  share  purchase  warrants  issued  on

November  25,  2010  to  May  25,  2011,  resulting  in  a  further  $25,668  allocated  to  these  warrants.  The  additional fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the  following weighted average assumptions: risk free interest rate of 0.99%, expected life of 0.6 year, annualized volatility of

85.31% and expected dividend of 0%.

11.  INCOME TAXES

Future  income  taxes  reflect  the  net  tax  effects  of  the  temporary  differences  between  the  carrying  amounts  of

assets and liabilities for financial reporting purposes and the  amounts  used  for income tax  purposes.   Significant

components of the Company’s Canadian future tax assets as of May 31, 2011 and 2010 are as follows:

2011

2010

$

$

Non-capital loss carry forwards

1,092,000

964,000

Equipment & others

17,000

15,000

Resource deductions

347,000

345,000

Share issue costs

19,000

22,000

1,475,000

1,346,000

Valuation allowance

(1,475,000)

(1,346,000)

Future income tax assets

-

-

A  reconciliation  of  the  combined  Canadian  federal  and  provincial  income  taxes  at  statutory  rates  and  the

Company’s effective income tax expense is as follows:

2011

2010

$

$

Statutory tax rate

27.7%

29.60%

Income tax recovery at statutory rate

(146,967)

(420,239)

Permanent differences and other

5,835

182,168

Change in tax rate for non-Canadian company

(902)

39,349

Effect of change in tax rate

13,051

30,883

Tax benefits not recognized

128,983

167,839

-

-

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

11.  INCOME TAXES (Continued)

The  Company  has  Canadian  non-capital  losses  of  approximately $4,370,000  (2010  -  $3,854,000),  which  expire

over  the  years  2014  to  2031.    The  Company  also  has  cumulative  exploration  expenses  in  the  amount  of

$1,577,000 (2010 -$1,430,000) in Canada and the USA, which can be carried forward indefinitely.

12.   RELATED PARTY TRANSACTIONS

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange  amount,

which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR  Investments  Ltd.  (“SMR”)  is  a  private  company  controlled  by  an  officer  of  the  Company.  Under  a management  contract  with  SMR,  the  Company agreed  to  pay up  to  $2,500  per  month  for  management  services.

The  Company  was  charged  management  fees  by SMR  of  $30,000  during  the  year  ended  May 31,  2011  (2010  -

$30,000;  2009  -  $30,000).   As  of  May  31,  2011,  $8,776  (May  31,  2010  -  $4,900)  was  payable  to  SMR  by  the

Company.

During  the  year  ended  May  31,  2011,  directors  fees  of  $12,000  (2010  -  $12,000;  2009  -  $16,500)  were  paid  to the President of the Company.  Fees of $6,493 (2010 - $5,039; 2009 - $9,409) were paid to KLR Petroleum Ltd.

(which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

13.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

In  1998,  Teryl,  Inc.  offered  a  private  placement  of  up  to  1,000,000  shares  at  a  price  of  $0.23  ($0.15  US)  and subscriptions of $146,044  ($96,750  US)  were  received  by  November  19,  1999.  Since  the  offering  was  not  fully subscribed,  the  Company  negotiated  with  the  subscribers  to  replace  the  Teryl,  Inc.  shares  with  shares  of  the

Company.  On  October  17,  2006,  the  authorized  capital  for  Teryl,  Inc.  was  reduced  to  10,000  common  shares,

which  resulted  in  a  rollback  to  1  common  share  for  each  10,000 outstanding.  On  August  29,  2007,  the  final  six subscribers agreed to a settlement of $70,000 ($50,250 US).

14.  SEGMENTED INFORMATION

The  Company’s  business  consists  of  mineral  properties  and  oil  and  gas  property  interests.    Details  on  a

geographic basis are as follows:

Canada

United States

Total

May 31, 2011

$

$

$

Total assets

86,188

3,253,502

3,339,690

Acquisition and exploration costs

48,886

3,122,320

3,171,206

Net income (loss)

553,121

22,555

530,566

Canada

United States

Total

May 31, 2010

$

$

$

Total assets

432,746

2,837,359

3,270,105

Acquisition and exploration costs

1

2,834,707

2,834,708

Net loss

752,797

666,929

1,419,726

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

15.   CAPITAL MANAGEMENT

The  capital  of  the  Company  consists  of  the  items  included  in  shareholders’  equity.   The  Company  manages  the

capital  structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics of the Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To  effectively  manage  the  entity’s  capital  requirements,  the  Company  has  in  place  a  planning  and  budgeting process  to  help  determine  the  funds  required  to  ensure  the  Company  has  the  appropriate  liquidity  to  meet  its development and exploration objectives.

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally  accepted accounting  principles  (“Canadian  GAAP”).  Material  variations  in  the  accounting  measurement  principles,

practices  and  methods  used  in  preparing  these  consolidated  financial  statements  from  measurement  principles,

practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

a)    Oil and Gas Well Interests

Under  Canadian  and  US  GAAP,  oil  and  gas  well  interests  are  carried  at  cost  according  to  the  successful efforts  method  of  accounting  and  written  down  if  the  value  is  impaired.  Depreciation  and  depletion  of capitalized  costs  of  oil  and  gas  producing  properties  are  calculated  using  the  straight-line  method  over  10 years,  which  is  the  estimated  pay-out  term.  The  Company  has  determined  that  there  were  no  material differences in the  measurement  and  presentation of oil  and  gas  well  interests between  Canadian GAAP  and

US GAAP as at May 31, 2011, 2010 and 2009.

b)    Mineral Properties and Deferred Exploration Costs

Under  Canadian  GAAP,  mineral  property  interests  and  deferred  exploration  costs,  including  acquisition and  exploration  costs,  are  carried  at  cost  and  written  down  if  the  properties  are  abandoned,  sold  or  if management  determines  there  to  be  an  impairment  in  value.  Under  United  States  GAAP,  mineral  property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)    Asset Retirement Obligations

Under  US  GAAP,  ASC  410,  “Asset  Retirement  and  Environmental   Obligations”  requires  companies  to

record the fair value of the liability for closure and removal costs associated  with legal obligations upon the retirement  or  removal  of  any  tangible  long-lived  assets  effective  June  1,  2003.  Under  this  standard,  the initial  recognition  of  the  liability  is  capitalized  as  part  of  the  asset  cost  and  amortized  over  its  estimated useful  life.  For  Canadian  GAAP  purposes,  effective  June  1,  2004,  the  Company  adopted  the  provisions  of

CICA  HB  Section  3110,  “Asset  Retirement  Obligations”,  which  are  substantially  similar  to  those  of  ASC

410.  The  Company  has  determined  that  there   were   no  material  differences  in  the   measurement  and

presentation  of  asset  retirement  obligations  between  Canadian  GAAP  and  US  GAAP  as  at  May  31,  2011,

2010 and 2009.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

d)    Stock-Based Compensation

Under  US  GAAP,  ASC  718,  “Compensation    -  Stock  Compensation”    requires  the  measurement  and

recognition  of  compensation  expense,  based  on  estimated  fair  values,  for  all  share-based  awards  made  to employees  and  directors,  including  stock  options.  The  Company  applied  the  provisions  of  ASC  718  which requires  companies  to  estimate  the  fair  value  of  share-based  awards  on  the  date  of  grant  using  an  option-

pricing  model.  The  Company  uses  the  Black-Scholes  option  pricing  model  as  its  method  of  determining fair  value.  The  value  of  the  portion  of  the  award  that  is  ultimately  expected  to  vest  is  recognized  as  an expense in the consolidated statements of operations over the requisite service period.

The  Company has a  stock-based  compensation plan  which  is described  in Note  10. The  Company accounts for  stock-based  compensation,  including  stock  options  and  warrants,  using  the  fair  value  based  method,  as prescribed  by  CICA  HB  3870  “Stock-based  Compensation  and  Other  Stock-Based  Payments”,  to  account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded  as  an  increase  in  contributed  surplus.  If  the  stock  options  or  warrants  are  exercised,  the  proceeds are  credited  to  share  capital  and  the  fair  value  at  the  date  of  the  grant  is  reclassified  from  contributed

surplus to  share capital.   Accordingly, there  were  no  material differences between Canadian GAAP  and  US

GAAP for the years ended May 31, 2011, 2010 and 2009.

e)     Marketable Securities and Investments

Under  Canadian  GAAP,  for  the  year  ended  May  31,  2007,  short-term  marketable  securities  are  carried  at the  lower  of  aggregate  cost  or  current  market  value,  with  any  unrealized  loss  included  in  the  consolidated statements of operations. Long-term investments are carried  on the cost or equity basis and are only written down when there is evidence  of a decline in value that is other than temporary. Under Canadian GAAP,  for the  years  ended  May  31,  2011  and  2010,  the  Company  adopted  the  provisions  of  CICA  HB  Section  3855,

“Financial  Instruments  –  Recognition  and  Measurement”,  and  CICA  HB  Section  1530,  “Comprehensive

Income”, which are similar to the requirements of US GAAP.

Under  US  GAAP,  ASC  320,  “Investments  –  Debt  and  Equity  Securities”  requires  that  certain  equity investments  must  be  classified  into  available-for-sale  securities  and  carried  at  fair  market  value.  Any unrealized  holding  gains  or  losses  are  reported  as  a  separate  component  of  shareholders’  equity  until realized  for  available-for-sale  securities,  and  included  in  earnings  for  trading  securities.  Under  Canadian

GAAP,  as  described  in  Note  2(g),  and  under  US  GAAP,  the  Company’s  investments  are  classified  as available-for-sale securities.

f)     Recent Accounting Pronouncements

In June  2009,  FASB  issued  ASC 810-10-05,  “Consolidation  –  Variable  Interest  Entities”  which is  intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely  and  useful  disclosure  of  information  related  to  the  Company’s  involvement  with  variable  interest

entities.   This  disclosure  should  alert  all  users  to  the  effects  on  specific  provisions  of  FASB  ASC  810-10-

05,   “Consolidation   -  Variable   Interest   Entities”,   related   to   the   changes   to   the   special-purpose   entity

proposal  in  FASB  ASC  860,  “Transfers  and  Servicing”,  and  the  treatment  of  specific  provisions  of  ASC

810-10-05.   ASC  810-10-05  is  effective  for  financial  statements  issued  for  fiscal  years  and  interim  periods

beginning  after  November  15,  2009.   The  Company  has  determined  that  the  adoption  of  ASC  810-10-05 have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

f)     Recent Accounting Pronouncements (Continued)

In  June  2009,  the  FASB  issued  ASC  860,  “Transfers  and  Servicing”,  which  is  intended  to  establish standards  of  financial  reporting  for  the  transfer  of  assets  and  transferred  assets  to  improve  the  relevance,

representational  faithfulness,  and  comparability.   ASC  860  was  established  to  clarify  derecognition  of

assets  under  FASB  ASC  860-10-40,  “Transfers  and  Servicing  –  Derecognition”.   ASC  860  is  effective  for

financial  statements  issued  for  fiscal  years  and  interim  periods  beginning  after  November  15,  2009.   The

Company  has  determined  that  the  adoption  of  ASC  860  have  no  impact  on  its  consolidated  financial statements.

In  May  2009,  the  FASB  issued  ASC  855,  “Subsequent  Events”,  which  is  intended  to  establish  general standards  of  accounting  for  and  disclosure  of  events  that  occur  after  the  balance  sheet  date,  but  before

financial  statements  are  issued  or  are  available  to  be  issued.   It  requires  the  disclosure  of  the  date  through

which  an  entity  has  evaluated  subsequent  events  and  the  basis  for  that  date–that  is,  whether  that  date represents  the  date  the  financial  statements  were  issued  or  were  available  to  be  issued.  This  disclosure should  alert  all  users  of  financial  statements  that  an  entity  has  not  evaluated  subsequent  events  after  that

date in the  set of financial statements being presented.   ASC 855 is effective  for  financial  statements issued

for  fiscal  years  and  interim  periods  ending  after  June  15,  2009.  The  Company  has  already  adopted  this policy and its full disclosure is included in Note 17.

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification  and  the

Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB  Statement  No.  162”.

Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”  (“Codification”)  will  become  the

source  of  authoritative  US  GAAP  to  be  applied  by  nongovernmental  entities.    Rules  and  interpretive

releases  of the  Securities  and  Exchange  Commission  (“SEC”)  under  authority  of  federal  securities  laws  are also  sources  of  authoritative  GAAP  for  SEC  registrants.  The  Codification  became  effective  for  financial

statements  issued  for  interim  and  annual  periods  ending  after  September  15,  2009.   On  the  effective  date,

the  Codification  will  supersede  all  then-existing  non-SEC  accounting  and  reporting  standards.  All  other

non-grandfathered   non-SEC   accounting   literature   not   included   in   the   Codification   will   become   non-

authoritative.  The  Company  changed  the  Company’s  references  to  U.S.  GAAP  accounting  standards  but did not impact the Company’s results of operations, financial position or cash flows.

In  March  2008,  the  FASB  issued  AS  815,  “Derivative  and  Hedging”,  which  is  intended  to  improve financial  standards  for  derivative  instruments  and  hedging  activities  by  requiring  enhanced  disclosures  to enable  investors  to  better  understand  their  effects  on  an  entity's  financial  position,  financial  performance,

and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative  instruments;  (b)  how  derivative  instruments  and  related  hedged  items  are  accounted  for  under

Statement  No.  133  and  its  related  interpretations;  and  (c)  how  derivative  instruments  and  related  hedged items affect an entity’s  financial position, financial performance, and cash flows. It is effective for financial statements issued  for  fiscal  years beginning after  November  15, 2008,  with early adoption encouraged.  The

Company  has  determined  that  the  adoption  of  ASC  815  have  no  impact  on  its  consolidated  financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

f)     Recent Accounting Pronouncements (Continued)

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and  Division  of

Corporation  Finance   announced   the   release   of  Staff   Accounting   Bulletin   (SAB)   No.   112.  This   staff

accounting   bulletin   amends   or   rescinds   portions   of   the   interpretive   guidance   included   in   the   Staff

Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive  guidance  consistent  with  current

authoritative   accounting   and   auditing   guidance   and   Securities   and   Exchange   Commission   rules   and

regulations.  Specifically,  the  staff is updating the  Series in order  to bring existing  guidance  into  conformity with  recent  pronouncements  by  the  Financial  Accounting  Standards  Board,  namely,  ASC  805,  “Business

Combinations”, and ASC 810, “Consolidation”. The statements in staff accounting bulletins are not rules or interpretations  of  the  Commission,  nor  are  they  published  as  bearing  the  Commission's  official  approval.

They  represent  interpretations  and  practices  followed  by  the  Division  of  Corporation  Finance  and  the

Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In  April  2009,  an  update  was  made  to  the  FASB  ASC  820,  “Fair  Value  Measurements  and  Disclosures”,

that  provides  additional  guidance  for  estimating  fair  value  when  the  volume  and  level  of  activity  for  the

assets  or  liability  have  significantly  decreased.    This  update  is  effective  for  interim  and  annual  periods

ending  after  June  15,  2009  with  early  adoption  permitted  for  periods  ending  after  March  15,  2009.   The

Company  has  determined  that  the  adoption  of  this  update  have  no  impact  on  its  consolidated  financial statements.

In  April  2009,  an  update  was  made  to  FASB  ASC  825,  “Financial  Instruments”,  which  requires  a  publicly traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments  whenever  it  issues

summarized  financial  information  for  interim  reporting  periods.    This  update  is  effective  for  interim

reporting  periods  ending  after  June  15,  2009,  with  early adoption  permitted  for  periods  ending  after  March

15, 2009.  The Company has determined that the adoption of this update have no impact on its consolidated financial statements.

In   April   2010,   the   FASB   issued   Accounting   Standards   Update   2010-13,   “Compensation   –   Stock

Compensation  (ASC  718)”,  which  addresses  the  classification  of  an  employee  share-based  payment  award with  an  exercise  price  denominated  in  the  currency  of  a  market  in  which  the  underlying  equity  security trades. The  Update  provides guidance  on the  classification of a  share-based  payment  award  as either  equity or  a  liability.  A  share-based  payment  award  that  contains  a  condition  that  is  not  a  market,  performance,  or service  condition  is  required  to  be  classified  as  a  liability.  The  amendments  in  this  Update  are  effective  for fiscal  years,  and  interim  periods  within  those  fiscal  years,  beginning  on  or  after  December  15,  2010.  The

Company is currently evaluating the impact of this update on the financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

The  impact  of  the  differences  between  Canadian  GAAP  and  US  GAAP  on  the  consolidated  balance  sheets would be as follows:

2011

Balance

Balance

Canadian

US

GAAP

Adjustments

GAAP

$

$

$

Current assets

158,114

-

158,114

Reclamation bonds

5,478

-

5,478

Equipment (Note 5)

4,892

-

4,892

Mineral property interests (Note 7)

228,855

-

228,855

Deferred exploration expenditures (Note 7)

2,942,351

(2,942,351)

-

3,339,690

(2,942,351)

397,339

Current liabilities

115,662

-

115,662

Shareholders’ equity

3,224,028

(2,942,351)

281,677

3,339,690

(2,942,351)

397,339

2010

Balance

Balance

Canadian

US

GAAP

Adjustments

GAAP

$

$

$

Current assets

421,140

-

421,140

Reclamation bonds

5,478

-

5,478

Investments (Note 4)

837

-

837

Equipment (Note 5)

7,941

-

7,941

Mineral property interests (Note 7)

196,855

-

196,855

Deferred exploration expenditures (Note 7)

2,637,853

(2,637,853)

-

3,270,104

(2,637,853)

632,251

Current liabilities

191,612

-

191,612

Shareholders’ equity

3,078,492

(2,637,853)

440,639

3,270,104

(2,637,853)

632,251

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

The  impact  of  the  differences  between  Canadian  GAAP  and  US  GAAP  on  the  consolidated  statements  of operations and comprehensive loss would be as follows:

2011

2010

2009

$

$

$

Net loss for the year, Canadian GAAP

(530,566)

(1,419,726)

(454,573)

Adjustment:

Deferred exploration costs (Note 7)

(304,498)

414,626

(120,241)

Net loss for the year, US GAAP

(835,064)

(1,005,100)

(574,814)

Basic and diluted loss per share, US GAAP

(0.01)

(0.02)

(0.01)

Weighted  average  number  of  common  shares  outstanding,  basic  and diluted

69,973,962

60,736,673

49,587,528

The Company’s comprehensive loss is comprised as follows:

2011

2010

2009

$

$

$

Net loss for the year, US GAAP

(835,064)

(1,005,100)

(574,814)

Change  in  net  unrealized  gain  (loss)  on  available-for-sale  investments

(Note 4)

3,187

(30)

(1,339)

Comprehensive loss

(831,877)

(1,005,130)

(576,153)

The  impact  of  the  differences  between  Canadian  GAAP  and  US  GAAP  on  the  consolidated  statements  of cash flows would be as follows:

2011

2010

2009

$

$

$

Cash flows from (used in) operating activities, Canadian GAAP

(399,970)

(950,964)

(307,533)

Adjustment:

Exploration expenditures (Note 7)

(353,563)

(358,812)

(15,857)

Cash flows used in operating activities, US GAAP

(753,533)

(1,309,776)

(323,390)

Cash flows provided by financing activities, Canadian and US GAAP

512,555

1,563,741

114,281

Cash flows used in investing activities, Canadian GAAP

(350,864)

(358,812)

(15,857)

Adjustment:

Exploration expenditures (Note 7)

353,563

358,812

15,857

Cash flows used in investing activities, US GAAP

2,699

-

-

(Decrease) increase in cash

(238,279)

253,965

(209,109)

Cash, beginning of year

257,650

3,685

212,794

Cash, end of year

19,371

257,650

3,685

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

17.   SUBSEQUENT EVENTS

Subsequent  to  May  31,  2011  the  Company  received  gross  proceeds  of  $47,500  as  subscription  for  475,000  units  of private  placement  at  $0.10  per  unit.  Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant exercisable into the Company’s common stock at $0.15 for one year after the issuance.

On  September  21,  2011  the  Company  entered  into  a  letter  of  intent  (“LOI”)  to  sell  all  of  its  remaining  20%  interest in the  Gil Venture property to  Fairbanks (Note 7). In accordance  with the  terms of the  LOI, Fairbanks granted to  the

Company  a  production  royalty  equal  to  1%  of  net  smelter  returns  on  all  production  from  the  property  up  to

$15,000,000,  after  which  the  royalty is  equal  to  0.5%  of  the  net  smelter  returns  on  all  production  from the  property.

At  closing  Fairbanks  will  pay  the  Company  US$2,500,000  as  an  advance  payment  of  the  production  royalty.  An additional  advance  payment  of  royalty  of  US$1,500,000  will  be  paid  to  the  Company  upon  commencement  of commercial production from a  mine constructed on the property.